Profit and Loss

Masa y Mas

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	$268,506.67
Tips Income	$324.00
Unapplied Cash Payment Income	-$45.50
Total for Income	**$268,785.17**
Cost of Goods Sold	
Cost of Goods Sold	$71,218.84
Total for Cost of Goods Sold	**$71,218.84**
Gross Profit	**$197,566.33**
Expenses	
Advertising & Marketing	$639.93
Auto	0
Gas	$1,568.04
Parking & Tolls	$1,176.43
Registration	$478.76
Repair & Maintenance	$90.20
Total for Auto	**$3,313.43**
Bank Charges	0
Bank Charges & Fees	$87.76
Interest Paid	$979.89
QuickBooks Payments Fees	$919.15
Square Fees	$2,992.08
Total for Bank Charges	**$4,978.88**
Contractors	$12,089.42
Dues	$3,043.76
Education	$143.68
Employee Benefits	$875.00
Employee Extra's	$1,404.95
Equipment Rental	$6,140.00
Insurance	$1,215.02
Job Supplies	$248.31
Kitchen Equipment	$1,605.74
kitchen Supplies	$19,981.20
Legal & Professional Services	$125.00
Meals & Entertainment	$945.55
Office Supplies & Software	$4,343.79
Payroll	0
Payroll Taxes	$5,037.09
Salaries & Wages	$49,141.78
Total for Payroll	**$54,178.87**

Profit and Loss

Masa y Mas

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Rent & Lease	$70,887.71
Repairs & Maintenance	$8,222.60
Research & Development	$1,184.31
Taxes & Licenses	0
Alameda County	$717.72
City of Berkeley	$848.64
Federal	$341.85
State of CA	$1,192.00
Total for Taxes & Licenses	**$3,100.21**
Transportation - Local	$824.65
Uniform	$338.23
Utilities	$13,755.15
Total for Expenses	**$213,585.39**
Net Operating Income	**-$16,019.06**
Other Income	
Interest	$2.07
Rental Income	$60,893.02
Total for Other Income	**$60,895.09**
Other Expenses	
Net Other Income	**$60,895.09**
Net Income	**$44,876.03**

Balance Sheet

Masa y Mas

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Acorn Savings	$3,463.62
Bolita Savings (7120)	$19,227.40
Checking (9069)	$9,029.24
Money market (1662)	$4,452.38
Venmo	$1,441.25
Total for Bank Accounts	**$37,613.89**
Accounts Receivable	
Other Current Assets	
Undeposited Funds	
Total for Other Current Assets	**0**
Total for Current Assets	**$37,613.89**
Fixed Assets	
2023 Mercedes sprinter 2500	$81,865.28
Equipment	$18,326.93
Kitchen Asset Purchase	$63,283.00
MacBook Pro	$1,703.00
Total for Fixed Assets	**$165,178.21**
Other Assets	
Security Deposit for Kitchen Rental	$14,000.00
Total for Other Assets	**$14,000.00**
Total for Assets	**$216,792.10**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Credit card (5394)	-$3.62
Total for Credit Cards	**-$3.62**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	$1,352.51
Sales Tax Payable	$1,647.08
Total for Other Current Liabilities	**$2,999.59**
Total for Current Liabilities	**$2,995.97**

Balance Sheet

Masa y Mas

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
Armando Rosales Montalvo	$25,000.00
Bertha & Ignacio Delgadillo - Loan	$25,000.00
ICA	$50,000.00
Rental Deposit	$1,850.00
Teresa Galvan - Loan	$30,000.00
Van Loan	$60,146.80
Total for Long-term Liabilities	**$191,996.80**
Total for Liabilities	**$194,992.77**
Equity	
Retained Earnings	$63,930.26
Net Income	$44,876.03
Owner's Investment	$46,670.75
Owner's Pay & Personal Expenses	-$133,677.71
Total for Equity	**$21,799.33**
Total for Liabilities and Equity	**$216,792.10**

Masa y Mas

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	43,133.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	1,743.00
Credit card (5394)	-60.62
California Department of Tax and Fee Administration Payable	1,352.51
Sales Tax Payable	437.13
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,472.02**
Net cash provided by operating activities	**$46,605.05**
INVESTING ACTIVITIES	
2023 Mercedes sprinter 2500	-81,865.28
Equipment	-16,010.70
Kitchen Asset Purchase	-63,283.00
Security Deposit for Kitchen Rental	-13,000.00
Net cash provided by investing activities	**$ -174,158.98**
FINANCING ACTIVITIES	
Armando Rosales Montalvo	25,000.00
Bertha & Ignacio Delgadillo - Loan	25,000.00
ICA	25,000.00
Rental Deposit	1,850.00
Teresa Galvan - Loan	30,000.00
Van Loan	60,146.80
Owner's Investment	12,806.00
Owner's Pay & Personal Expenses	-62,184.98
Net cash provided by financing activities	**$117,617.82**
NET CASH INCREASE FOR PERIOD	**$ -9,936.11**
Cash at beginning of period	47,550.00
CASH AT END OF PERIOD	**$37,613.89**